Exhibit 99.1

Rail Vision Announces Fourth Quarter and Full Year 2023 Financial Results

Ra’anana, Israel, March 28, 2024 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the fourth quarter and fiscal year ended December 31, 2023.

“In 2023, while we faced challenges and were presented with new business opportunities, it was a year marked by significant progress and milestones for Rail Vision. We sold our first systems, demonstrating the market’s confidence in our technology and laid the groundwork for future success. At the beginning of 2024, we secured a fundraising that strengthens our cash position, enabling us to execute our business plans,” commented Shahar Hania, CEO of Rail Vision.  “Since then, we have expanded our footprint in the U.S., forged partnerships with industry leaders like Nvidia, and secured additional purchase orders from U.S.-based railway companies, as we take the first steps of achieving our objectives of increasing our presence in the North American market. We believe that with $3.1 million in cash at the end of 2023, plus the recent $8.7 million that we received in fundraisings and warrant exercises in the first quarter of 2024, we are well positioned to continue to innovate, grow, and become a leader in the railway safety industry. In addition to our business progress, we continue to innovate and have announced the next generation of our AI-based system. Looking forward, we are energized and more committed than ever to driving forward the future of railway safety and efficiency, as we position Rail Vision to reach the forefront of this vital industry.”

2023 and Recent Highlights

●	In March 2024, Rail Vision received an order for its Switch Yard System from a Class 1 freight rail company in the United States, which is one of the largest in North America, that will install and use the system on its locomotive for evaluation and testing different scenarios related to safety.

●	In February 2024, Rail Vision announced it has joined NVIDIA Metropolis, a partner program, application framework, and set of developer tools focused on bringing to market a new generation of vision AI applications.

●	In January 2024, Rail Vision closed a private placement, issuing 1,651,458 ordinary shares, 1,394,999 pre-funded warrants and 4,569,688 warrants. Gross proceeds for the offering were approximately $3.5 million prior to deducting offering expenses, which included $0.5 million that was received upon the partial conversion of a credit facility that the Company entered into in January 2024. During the first quarter of 2024, the Company raised an additional approximately $5.2 million upon the exercise of warrants.

●	In January 2024, Rail Vision signed a supply contract with leading US-based rail and leasing services company, valued at up to $5,000,000 (USD) for the purchase of its AI-based Switch Yard Systems. The first phase of the contract is valued at $1,000,000 (USD) with follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, subject to customer approval. This contract followed an extensive evaluation on the Company’s system by this customer.

●	In December 2023, Rail Vision completed the delivery of a Main Line system to a leading Latin American (LATAM) mining company. In addition to the delivery of the system, Rail Vision is providing supervision, guidance, and training services as part of the $500,000 purchase order.

●	On October 17, 2023, Rail Vision received a $500,000 purchase order for a single Main Line System and related services from a leading Latin American mining company, which was delivered to the customer in December 2023.

●	In May 2023, Rail Vision closed a registered direct offering and concurrent private placement, issuing 3,947,368 ordinary shares and pre-funded warrants and 3,947,368 warrants. In June 2023, the Company closed an additional private placement, issuing 3,947,368 ordinary shares and 3,947,368 warrants. Gross proceeds from the May and June 2023 transactions were approximately $6.0 million prior to deducting placement agent expenses and other offering expenses.

●	In January 2023, Rail Vision signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems. The initial deliveries of the systems were completed in the first quarter of 2024.

Fourth Quarter 2023 Financial Results

●	Research and development (“R&D”) expenses, net for the three months ended December 31, 2023, were $1,611,000, compared to the expenses of $1,473,000 in the three months ended December 31, 2022. The increase in R&D expenses was primarily attributable to an increase in R&D employees and an increase in R&D equipment purchases.

●	General and administrative expenses for the three months ended December 31, 2023, were $986,000, compared to $1,087,000 in the three months ended December 31, 2022. The decrease is primarily attributed to a decrease in salaries mainly related to significant changes in USD/NIS exchange rate and decrease in share-based payments.

●	Net loss for the three months ended December 31, 2023, was $2,525,000 or $0.84 per ordinary share, compared to a net loss of $2,458,000, or $1.24 per ordinary share, in the three months ended December 31, 2022.

●	As of December 31, 2023, cash and cash equivalents were $3.1 million, compared to $8.3 million as of December 31, 2022.

Full Year 2023 Financial Results

●	Revenues were $142,000 for the year ended December 31, 2023, comprised from a US-based rail and leasing services company that purchased a Rail Vision Switch Yard System during Q1 2023 and completed its evaluation during Q3 2023.

●	R&D expenses for the year ended December 31, 2023, amounted to $7,145,000 compared to $6,230,000 for the year ended December 31, 2022. The increase was primarily attributable to allocation of salary expenses from R&D expenses to cost of sales in 2022 and increase in R&D equipment purchases in 2023.

●	General and administrative expenses totaled $4,339,000 for the year ended December 31, 2023, compared to $4,265,000 for the year ended December 31, 2022. The increase was primarily attributable to increase in professional services related to operating as a public company offset by share-based payments.

●	Net loss for the year ended December 31, 2023, was $11,148,000 or $4.30 per ordinary share, compared to $10,475,000 or $5.91 per ordinary share for the year ended December 31, 2022.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to driving forward the future of railway safety and efficiency, as it positions itself to reach the forefront of this vital industry and and its belief that it is positioned to continue to innovate, grow, and become a leader in the railway safety industry. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty
+972-(0)52-3044404
michal@efraty.com

Rail Vision Ltd.

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2023	December 31, 2022
	Audited
ASSETS

Current assets:
Cash and cash equivalents	$3,066	$8,270
Restricted cash	322	222
Trade accounts receivable	--	115
Inventories	977	--
Other current assets	336	225
Total current assets	4,602	8,832

Non-current Assets:
Operating lease - right of use asset	889	1,151
Fixed assets, net	430	449
Total Non-current assets	1,319	1,600

Total assets	$5,921	$10,432

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	$185	$56
Current operating lease liability	285	281
Other accounts payable	2,140	1,032
Total current liabilities	2,610	1,369

Non-current operating lease liability	524	798

Total liabilities	$3,134	$2,167

Shareholders’ equity:
Ordinary shares	68	46
Additional paid in capital	68,681	63,033
Accumulated deficit	(65,962)	(54,814)
Total shareholders’ equity (deficit)	2,787	8,265

Total liabilities and shareholders’ equity	$5,921	$10,432

Rail Vision Ltd.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	Audited		Unaudited

Revenues	$142	$421	--	--
Cost of revenues	(61)	(661)	--	--

Gross profit (loss)	81	(240)	--	--

Research and development expenses, net	(7,145)	(6,230)	(1,611)	(1,473)

Administrative and general expenses	(4,339)	(4,265)	(986)	(1,087)

Operating loss	(11,403)	(10,735)	(2,597)	(2,560)

Financing income (expenses), net	255	260	72	102

Net loss for the period	(11,148)	(10,475)	(2,525)	(2,458)

Basic and diluted loss per share	$(4.30)	$(5.91)	$(0.84)	$(1.24)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	2,587,290	1,771,803	2,998,278	1,987,005

Rail Vision Ltd.

AUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total shareholders’
	Number of shares	USD	Number of shares(*)	USD	paid in capital	Accumulated Deficit	equity (deficit)

BALANCE AS OF DECEMBER 31, 2021	51,282	9,965	1,144,666	25	35,987	(44,339)	(8,327)
Issuance of convertible preferred shares	10,256	2,000	--	--	--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	338,459	8	11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance costs(***)	--	--	473,405	12	13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	30,266	1	999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	209	(**)	10	--	10
Share-based payment	--	--	--	--	505	--	505
Net loss	--	--	--	--	--	(10,475)	(10,475)
BALANCE AS OF DECEMBER 31, 2022	--	--	1,987,005	46	63,033	(54,814)	8,265

Issuance of shares as a result of exercise of warrants	--	--	24,431	1	(1)	--	--
Issuance of units of ordinary shares and warrants, net of issuance expenses (****)	--	--	986,842	21	5,376	--	5,397
Share-based payment	--	--	--	--	273		273
Net loss	--	--	--	--	--	(11,148)	(11,148)
BALANCE AS OF DECEMBER 31, 2023	--	--	2,998,278	68	68,681	(65,962)	2,787

(*)	On November 15, 2023, the Company effected the Reverse Split. All references to share and per share amounts referred to herein reflect the Reverse Split.
(**)	Represents an amount less than $1.
(***)	Issuance costs in the amount of approximately $2,060
(****)	Issuance costs in the amount of approximately $603

Rail Vision Ltd.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
	Audited		Audited

Cash flows from operating activities
Net loss for the period	$(11,148)	$(10,475)	$(2,525)	$(2,458)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	171	150	46	35
Share-based payment	273	505	51	125
Exchange rate changes on cash and cash equivalents	(70)	--	(70)	--
Changes in operating assets and liabilities:

Decrease (increase) in accounts receivable	115	--	(28)	--
Decrease (increase) in other current assets	(111)	163	21	206
Increase in Inventory	(977)	--	(25)	--
Change in operating lease liability, net	(8)	(159)	76	41
Increase (decrease) in trade accounts payable	129	(83)	(107)	(67)
Increase (decrease) in other accounts payable	1,108	(82)	652	(31)

Net cash used in operating activities	(10,518)	(9,981)	(1,909)	(2,149)

Cash flows from investing activities
Purchase of fixed assets	(152)	(29)	(8)	(14)

Net cash used in investing activities
	(152)	(29)	(8)	(14)
Cash flows from financing activities:
Issuance of preferred A shares	--	2,000		--
Proceeds from a convertible debt	--	1,000		--
Proceeds from exercise of options	--	10		--
Issuance of ordinary shares and warrants, net of issuance expenses	5,397	13,643	2	--

Net cash provided by financing activities	5,397	16,653	2	--

Effect of exchange rate changes on cash and cash equivalents	70	--	70	--
Increase (Decrease) in cash, cash equivalents and restricted cash	(5,203)	6,643	(1,845)	(2,163)
Cash, cash equivalents and restricted cash at the beginning of the period	8,492	1,849	5,134	10,655

Cash, cash equivalents and restricted cash at the end of the period	3,289	8,492	3,289	8,492

Non Cash Activities:
Obtaining a right-of-use asset in exchange for a lease liability	--	--	--	--
Conversion of preferred shares	--	11,965	--	--
Conversion of a convertible debt	--	1,000	--	--
Decrease of deferred expenses against additional paid in capital	--	56	--	--